PRICING SUPPLEMENT
(TO PROSPECTUS SUPPLEMENT DATED AUGUST 19, 1999 AND
PROSPECTUS DATED AUGUST 17, 1999)


                                  $175,000,000

                               AVISTA CORPORATION

                              85/8% NOTES DUE 2003
                          (MEDIUM-TERM NOTES, SERIES D)

                                 ---------------

                   Interest Payable on March 1 and September 1

                                 ---------------

                    PRICE 99.96% AND ACCRUED INTEREST, IF ANY

                                 ---------------


                                                   UNDERWRITING
                                      PRICE TO     DISCOUNTS AND    PROCEEDS TO
                                       PUBLIC       COMMISSIONS       COMPANY
                                       ------       -----------       -------
Per Note......................           99.96%         .35%            99.61%
Total.........................     $174,930,000     $612,500      $174,317,500


The 85/8% Notes Due 2003 are a tranche of Avista Corporation's securities designated Medium-Term Notes, Series D, and are described in the accompanying prospectus and prospectus supplement. The Notes will bear interest at the rate of 85/8% per annum from the date of issuance, provided, however, that the interest rate payable on the Notes will be subject to permanent adjustment to
(i)87/8% per annum in the event that one of Moody's Investors Service, Inc. and Standard & Poor's Rating Services changes its rating on the Notes to be below investment grade, and (ii) 91/8% per annum if the other rating agency subsequently changes its ratings on the Notes to be below investment grade, as described herein.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the Notes to purchasers on August 28, 2000.

                                 ---------------

MORGAN STANLEY DEAN WITTER
                         MERRILL LYNCH & CO.
                                        SALOMON SMITH BARNEY

August 23, 2000

     THIS PRICING SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND PROSPECTUS INCORPORATE BY REFERENCE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT AVISTA CORP. THAT IS NOT INCLUDED IN OR DELIVERED WITH THE PROSPECTUS. THIS INFORMATION IS AVAILABLE TO YOU AS SET FORTH IN THE ACCOMPANYING PROSPECTUS.

                                 ---------------

                                TABLE OF CONTENTS

                               PRICING SUPPLEMENT

                                                                            PAGE
                                                                            ----

USE OF PROCEEDS.............................................................P-3
DESCRIPTION OF THE NOTES....................................................P-3
UNDERWRITERS................................................................P-4

                              PROSPECTUS SUPPLEMENT

USE OF PROCEEDS.............................................................S-3
DESCRIPTION OF THE NOTES....................................................S-3
CERTAIN UNITED STATES TAX CONSIDERATIONS...................................S-23
SUPPLEMENTAL PLAN OF DISTRIBUTION..........................................S-30
LEGAL MATTERS..............................................................S-32

                                   PROSPECTUS

AVAILABLE INFORMATION.........................................................3
AVISTA CORPORATION............................................................4
USE OF PROCEEDS...............................................................4
DESCRIPTION OF THE DEBT SECURITIES............................................5
PLAN OF DISTRIBUTION.........................................................16
LEGAL MATTERS................................................................16
EXPERTS......................................................................17

                                 ---------------

     WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OTHER THAN THIS PRICING SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND PROSPECTUS. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED IN THIS PRICING SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND PROSPECTUS IS ACCURATE AS OF ANY DATE AFTER AUGUST 23, 2000, WHICH IS THE DATE OF THIS PRICING SUPPLEMENT. WE ARE NOT OFFERING TO SELL THE NOTES AND WE ARE NOT SOLICITING OFFERS TO BUY THE NOTES IN ANY JURISDICTION IN WHICH OFFERS ARE NOT PERMITTED.

                                 USE OF PROCEEDS

     Avista Corp. intends to use the net proceeds from the issuance and sale of the Notes for the following purposes: (a) to pay short-term debt of Avista Corp. issued to fund a portion of its construction, improvement and maintenance programs, (b) to reimburse Avista Corp.'s treasury for funds previously expended for any of these purposes and (c) for other corporate purposes. At August 23, 2000, Avista Corp. had $201.5 million of short-term debt outstanding, which bears interest at a weighted average rate of 8.66% per annum.

                            DESCRIPTION OF THE NOTES

     The following description of certain terms of the Notes supplements and supersedes (to the extent inconsistent) the description of the Notes set forth in the accompanying prospectus supplement and the general terms and provisions of the Debt Securities set forth under "Description of the Debt Securities" in the accompanying prospectus, to which description reference is hereby made. Certain capitalized terms used and not defined herein shall have the meanings given to them in the accompanying prospectus supplement or prospectus, the Notes or the Indenture, as the case may be.

GENERAL

     The Notes will be issued as a separate tranche of Avista Corp.'s Medium-Term Notes, Series D, under the Indenture between Avista Corp. and The Chase Manhattan Bank, as trustee, which is more fully described in the accompanying prospectus supplement and prospectus.

     The Notes will be unsecured and will rank pari passu with all other Indenture Securities, except as otherwise provided in the Indenture, and with all other unsecured and unsubordinated indebtedness of Avista Corp. Avista Corp's subsidiaries are separate and distinct legal entities and will have no obligation to pay any amounts due on the Notes. Many of these subsidiaries have indebtedness outstanding, some of which is secured, and the ability of these subsidiaries to pay dividends or make other distributions may be subject to limitations in the agreements relating to this indebtedness or otherwise provided by law. As a result, the Notes will be effectively subordinated to all indebtedness and other liabilities of Avista Corp's subsidiaries.

MATURITY; INTEREST

     The Notes will mature on September 1, 2003, and will be issued as Fixed Rate Notes bearing interest at a rate of 85/8% per annum from the date of issuance, unless and until adjusted as described below. Interest on the Notes will be payable on each March 1 and September 1, commencing March 1, 2001. The Regular Record Date with respect to any Interest Payment Date will be the February 15 or August 15, as the case may be, immediately preceding that Interest Payment Date (whether or not such Regular Record Date is also a Business Day).

     The interest rate on the Notes will be subject to adjustment in the event that Moody's Investors Service, Inc. ("Moody's") and/or Standard & Poor's Ratings Services ("S&P") change their ratings on the Notes to be below investment grade (below Baa3 for Moody's or below BBB- for S&P). Avista Corp.'s current senior unsecured debt rating is Baa2 by Moody's, and BBB by S&P.

     If only one of Moody's and S&P announces such a negative rating change, the initial interest rate on the Notes will be permanently increased by 25 basis points, to 87/8%, commencing with the first Interest Payment Date following such announcement. If the other rating agency subsequently also announces such a negative rating change, the interest rate on the Notes will be permanently increased by an additional 25 basis points, to 91/8% per annum, commencing with the first Interest Payment Date following the date the second downgrade is announced.

     As described in the accompanying prospectus, the principal of and premium, if any, and interest, if any, on the Notes will be payable at the corporate trust office of The Chase Manhattan Bank in New York, New York, as Paying Agent for the Notes, and the Notes may be presented for registration of transfer or exchange at the corporate trust office of The Chase Manhattan Bank in New York, New York, as Security Registrar for the Notes. Notices and demands to or upon Avista Corp. in respect of the Notes or the Indenture may be made to Avista Corp., 1411 East Mission Avenue, Spokane, Washington 99202.

                                  UNDERWRITERS

     Subject to the terms and conditions set forth in a terms agreement, dated August 23, 2000 (including certain sections of the Distribution Agreement dated August 19, 1999 incorporated therein by reference, the "Terms Agreement"), among Avista Corp., Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc. (the "Underwriters"), Avista Corp. has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase, the Notes in the respective principal amounts set forth after their names below.

                                                                PRINCIPAL AMOUNT
                         NAME                                       OF NOTES
                         ----                                   ----------------

     Morgan Stanley & Co. Incorporated.....................       $122,500,000
     Merrill Lynch, Pierce, Fenner & Smith
               Incorporated................................         26,250,000
     Salomon Smith Barney Inc..............................         26,250,000
                                                                  ------------
          Total............................................       $175,000,000
                                                                  ============

     The Terms Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Notes are subject to the approval certain conditions. The Underwriters are committed to take and pay for all of the Notes if any are taken.

     The Underwriters have advised Avista Corp. that they propose initially to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement, and part to certain dealers at a price which represents a concession not in excess of .20% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .10% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

     Avista Corp. has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Avista Corp. does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they currently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of any trading in the Notes.

     In order to facilitate the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase, the Notes in the open market. Finally, the Underwriters may reclaim selling concessions allowed to a dealer for distributing the Notes in the offering, if the Underwriters repurchase previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in any of these activities and may end any of these activities at any time.